

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-0510

DIVISION OF

CORPORATION FINANCE

Mail Stop 7010

June 17, 2009

By U.S. Mail and Facsimile

Mr. Suresh Rajpal
Chairman of the Board, President and Chief Executive Officer
TransTech Services Partners Inc.
445 Fifth Avenue, Suite 30H
New York City, New York 10016

> **Re:** **TransTech Services Partners Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 11, 2009**
> **File No. 0-52657**

Dear Mr. Rajpal:

We have reviewed your June 11, 2009 response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

Preliminary Proxy Statement on Schedule 14A

1. We note your response to prior question 5 of our letter dated May 29, 2009. We presume that you are referring to Item 14(b)(8)-(10) of Schedule 14A which excludes smaller reporting companies from providing the financial data pursuant to Item 301 of Regulation S-K. However, Item 14(c)(2) of Schedule 14A requires companies to furnish audited and interim financial statements. Please provide financial data pursuant to Item 14(c)(2) of Schedule 14A.

What vote is required to adopt the Distribution Proposal?, page 9

2. In response to this question, please clarify that the Distribution Proposal will not be carried out unless the Charter Amendment Proposal (requiring a 95% affirmative vote) is approved. We note that you have this disclosure elsewhere in your proxy statement, but believe that it would be helpful to investors to

highlight this here, since both the majority vote and approval of the Charter Amendment Proposal are necessary to implement the Distribution Proposal.

What will happen if each proposal is not approved?; What will happen if I abstain from voting or fail to vote?, page 11

3. Please clarify that the board many adjourn the meeting and seek additional approval for the Continuation Proposals and/or the Dissolution Proposal only if the shareholders have approved the Adjournment Proposal.

Who is paying for this proxy solicitation, page 12

4. We note that the disclosure does not delete the term *"or by other means of communication"* in response to our prior comment 9. Please revise to delete the following term "*or by other means of communication*." (Emphasis added).

Proposal 3 – The Election of Directors, page 27

5. We note your disclosure that on June 5, 2009, the parties entered into a settlement pursuant to which Opportunity Partners L.P. withdrew its proxy, you agreed to hold the meeting for the election of directors on June 30, 2009 and the Chancery Court modified its earlier order to allow you to hold your meeting on June 30, 2009. Please revise to include all other material terms of your settlement with Opportunity Partners L. P. See Regulation M-A and Related Rules, July 2001 Interim Supplement to Publicly Available Telephone Interpretations, section G, Schedule 14A & Other Proxy Rules, Question 3 which can be found on our website at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Proposal 4 – The Dissolution and Plan of Distribution Proposal, page 37

6. We note your response to prior comment 17. If you do not have arrangements with any creditor to reduce the amounts owed, please remove your references to "reduced amount[s] agreed to by the relevant creditor" here and elsewhere in your proxy statement, as this may imply to shareholders some likelihood that liabilities to creditors will be reduced.

Proposal 5 – The Adjournment Proposal, page 39

7. Further to our view that an adjournment to solicit additional proxies to be a substantive matter not incidental to a meeting that requires separate shareholder approval, we note that shareholders who want to dissolve the company and not continue it may wish to approve adjournment to solicit additional proxies in

favor of the dissolution but not the continuation. Similarly, shareholders who want to continue the company may not want to vote in favor of its dissolution or the adjournment and solicitation of additional proxies for that purpose. Therefore, rather than asking investors to vote on a single proposal to adjourn the meeting and allow the board to solicit additional proxies for the meeting generally, please provide investors separate opportunities to vote on the adjournment of the meeting for purposes of soliciting additional proxies for the Continuation Proposals and for the Dissolution Proposal.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 if you have any questions. If you require additional assistance you may contact the undersigned at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

cc: Mitch Nussbaum *(via facsimile 212/504-3013)*
        Ronit Fischer (*via facsimile 646/619-4967)*
        Loeb & Loeb LLP
        345 Park Avenue
        New York, New York 10154